March 16, 2026

Remy Luthringer
Chief Executive Officer
Minerva Neurosciences, Inc.
1500 District Avenue
Burlington, MA 01803

       Re: Minerva Neurosciences, Inc.
           Registration Statement on Form S-3
           Filed March 11, 2026
           File No. 333-294203
Dear Remy Luthringer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Pengli Li